UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

November 3, 2004

NEWS RELEASE

METALLURGICAL TESTS ON TOPIA TAILINGS SHOW POSITIVE RECOVERIES FOR SILVER AND GOLD

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that preliminary metallurgical testing of tailings material from the Topia Silver-Lead-Zinc Mine in Durango, Mexico indicates that recoveries of 75% for both silver and gold are possible by reprocessing the tailings.

Historical records indicate that since Peñoles began production in 1952 a total of 1.38 million metric tons of ore were processed at the Topia mill, with an average head grade of 420 g/t Ag, 3.7% Pb, 4.0% Zn and 0.856 g/t Au. A sampling program by Peñoles in 1985-88 estimated that approximately 1,000,000 tonnes of tailings remained on the property with average grades of 76g/t silver and 0.68g/t gold. A back-calculation of production records (Cavey, G.C. and Gunning, D.R., NI43-101 Technical Report, 2003) gives a weighted average of 73g/t silver and 0.44g/t gold for the tailings. Neither of these estimates follows the required disclosure for reserves and resources outlined in NI 43-101 and the data were obtained from sources believed to be reliable but cannot be verified.

The current round of metallurgical testing was conducted by SGS Lakefield Research Limited at their facilities in Ontario, on a 250 kilogram composite sample of tailings material taken from several places in the Topia Mine tailings pond. Head grades of the sample were comparable with the reported grade of the tailings, at 84.15g/t Ag and 0.68g/t Au. Laboratory work consisted of a variety of mineralogical, grinding and metallurgical tests that indicated that a process of re-grinding and flotation of the tailings achieved greater recoveries than gravity concentration and cyanidation.

Based upon these preliminary results and the historical records, the Company is evaluating the opportunity to re-process the tailings for the recovery of silver and gold, perhaps utilising the plant on site. If the Company's internal analysis indicates that the tailings recovery could be a viable project, separate from, or in conjunction with, the actual hard rock mine itself, then an independent feasibility study will be commissioned to verify the resource and determine the anticipated capital and operating costs.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Robert A. Archer

Robert A. Archer, P.Geo.

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: November 3, 2004